Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

July 21, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sherry Haywood, Staff Attorney

Re:	Pensare Acquisition Corp.
Registration Statement on Form S-1
Filed July 6, 2017
File No. 333-219162

Dear Ms. Haywood:

On behalf of Pensare Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated July 18, 2017 (the “Comment Letter”), from Pamela Long, Assistant Director, with the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on July 6, 2017 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Business Strategy, page 1

1.	Based on your disclosure at the end of the first paragraph, we assume that you intend to focus on acquisition opportunities among third party providers of telecommunication infrastructure-related assets and services, rather than providers of content. If so, please clarify, and also provide us with a copy of the Cisco forecast you cite, marked to show the data you rely upon for the forecasts for growth, capacity and capital expenditure requirements in the industry. Please also tell us whether you commissioned the Cisco study, and if so, please provide Cisco’s consent to your use of this information in the registration statement.

United States Securities and Exchange Commission

Division of Corporate Finance

July 21, 2017

RESPONSE:

The Company has revised the disclosure on page 1 in response to the Staff’s comment. The Cisco forecast and other supporting materials, marked to show the data relied upon by the Company, will be provided to the Staff under separate cover. The Company advises the Staff that the Company did not commission the Cisco study or any other materials cited in the Registration Statement.

Certain Transactions, page 60

2.	We note disclosure on page 61 as well as page 53 that Mr. Foley, Dr. Willis and each of your Special Advisors have received a grant of profits interests in your sponsor. Please elaborate on the material terms and value of these profits interests, and explain how they are related to the company or its performance.

RESPONSE:

The Company has added disclosure on pages 53 and 61 in response to the Staff’s comment.

*          *          *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Pensare Acquisition Corp.
Alan I. Annex, Esq.